Exhibit 12
Dendreon Corporation
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges (in thousands)	2007	2006	2005	2004	2003

Earnings

Loss before taxes	(99,264)	(91,642)	(81,547)	(76,802)	(26,732)

Add: Fixed Charges	6,151	3,635	2,161	2,871	2,198
Less: Capitalized Interest	229	1,536	—	—	—

Total Earnings (as defined)	(93,342)	(89,543)	(79,386)	(73,931)	(24,534)

Fixed Charges

Interest expense	4,106	336	351	255	438
Capitalized Interest	229	1,536	—	—	—
Amortization of debt issuance costs	278	84	5	—	—

Total Interest Expensed and Capitalized	4,613	1,956	356	255	438

One-third of rental expense, net of sublease income	1,537	1,679	1,806	2,616	1,760

Total Fixed Charges	6,151	3,635	2,161	2,871	2,198